UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           FORM 10-SB/A
                         Amendment No. 1


                GENERAL FORM FOR REGISTRATION OF
               SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) and (g) of the Securities Exchange Act of 1934


                  Commission File No. 000-50159


                    IRVINE PACIFIC CORPORATION
           ____________________________________________
          (Name of Small Business Issuer in its charter)


           COLORADO                                 84-1424696
  ________________________________       ___________________________________
  (State or other jurisdiction of        (I.R.S. Employer Identification No.)
  Incorporation or organization)


       3851 SOUTH EAGLE POINT DR., SALT LAKE CITY, UT         84109
       _______________________________________________      __________
          (Address of principal executive offices)         (Zip Code)


           Issuer's Telephone Number:    801-582-7747
                                        ________________

Securities to be registered under Section 12(b) of the Act:

       Title of each class           Name of each exchange on which
       to be registered              Each class is to be registered

               None                                  None
       ______________________          ______________________________


Securities to be registered under Section 12(g) of the Act:


                              Common
                         ________________
                         (Title of class)

                        TABLE OF CONTENTS

                              PART I

ITEM 1.     DESCRIPTION OF BUSINESS

ITEM 2.     PLAN OF OPERATION

ITEM 3.     DESCRIPTION OF PROPERTY

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.     EXECUTIVE COMPENSATION

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.     DESCRIPTION OF SECURITIES

                             PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2.     LEGAL PROCEEDINGS

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS


                             PART F/S


                             PART III

ITEM 1.     INDEX TO AND DESCRIPTION OF EXHIBITS

                    FORWARD LOOKING STATEMENTS

     In this registration statement references to "Irvine Pacific," "we," "us," and "our" refer to Irvine Pacific Corporation.

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Irvine Pacific's control. These factors include but are not limited to economic conditions generally and in the industries in which Irvine Pacific may participate; competition within Irvine Pacific's chosen industry, including competition from much larger competitors; technological advances and failure by Irvine Pacific to successfully develop business relationships.

                              PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business Development
--------------------

     We were organized as a Colorado corporation on June 10, 1987 under the name of Irvine Pacific Corporation with authorized common stock of 500,000,000 shares, par value $0.00001, and 20,000,000 shares of preferred stock authorized with no par value. We amended and restated our articles of incorporation on January 27, 1993 effecting a name change to Enviro-Guard Holding Corporation in order to pursue the marketing of natural fertilizer products; however, due to lack of capital, the effort proved unsuccessful. In July 1997, our articles of incorporation were again amended and restated effecting a name change to Weston Hotels & Properties Inc. in anticipation of
the acquisition of a group of corporations, the "Weston Group."   We completed
the acquisition of all of the outstanding stock of the Weston Group in January of 1998. The plan of exchange provided for a stock for stock exchange in which the holders of all of the outstanding stock of the Weston Group exchanged their shares for 6,254,200 (62,543 post split) shares of our common stock. Upon completion of the exchange the Weston Group became wholly owned subsidiaries and our business plan changed to hotel management services. Our articles were again amended on August 18, 1998 increasing our authorized capital to 60,000,000 shares: 50,000,000 common shares, par value $0.01 and
10,000,000 preferred shares with the same $0.01 par value.   On October 3,
2000, due to the inability of the Weston Group to provide the audited financial statements necessary for the completion of the acquisition transaction, the acquisition was retroactively and mutually rescinded, although the shares issued in the transaction to Weston Group shareholders were not cancelled. As a result of the rescission, on February 1, 2001, the articles were again amended and restated, changing our name back to Irvine Pacific Corporation and increasing our authorized capital back to 500,000,000 shares of common stock and 20,000,000 shares of preferred stock, par value $0.001. On August 30, 2002, we completed a reverse common stock split on a one for one-hundred basis (1 X 100) in an effort to mitigate the effects of the 6,254,200 shares issued to the Weston Group stockholders.

     Our company is now in the development stage and is engaged in seeking business opportunities.

Our Plan
--------

      Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any preliminary or definitive agreements or understandings with any person concerning an acquisition or merger.

       We had limited activity for the past two fiscal years which included the reverse split of our common shares on a one for one-hundred basis and minimal administrative activities to remain operational. Our independent auditors have expressed an opinion that we are dependent on financing to continue operations. Our management intends to merge with or acquire an operating business to create operating revenue.

       We have voluntarily filed this registration statement to become a reporting company under the Securities Exchange Act of 1934 ("Exchange Act"). Based on current economic and regulatory conditions, management believes that it is possible, if not probable, for a company like ours, without many assets or liabilities, to negotiate a merger or acquisition with a viable private company. The opportunity arises principally because of the high legal and accounting fees and the length of time associated with the registration process of "going public." However, should any of these conditions change, it is very possible that there would be little or no economic value for anyone taking over control of Irvine Pacific.

       Our search for a business opportunity will not be limited to any particular geographical area or industry, including both U.S. and international companies. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and factors. Our management believes that companies who desire a public market to enhance liquidity for current stockholders, or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

      Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our stockholders. In addition, even if a vote of the stockholders is taken, one shareholder has controlling interest of Irvine Pacific with 86% of our outstanding stock and therefore has the power to approve the transaction.

      In the event we merge or acquire a business opportunity, the successor company will be subject to our reporting obligations with the Securities and Exchange Commission. This requirement will also require the successor company to file information on its business operations as well as audited financial statements. Accordingly, we may incur additional expense to conduct due diligence and present the required information for the business opportunity in any report. Also, the SEC may elect to conduct a full review of the successor company and may issue substantive comments on the sufficiency of disclosure related to the company to be acquired.

      Although our common stock currently is listed on the "pink sheets", there has been little or no activity in our market since mid-1999; we therefore cannot assure that an active market will develop or that a stockholder ever will be able to liquidate his investments without considerable delay, if at all. Currently, our market is subject to the rules of the Penny Stock Suitability Reform Act of 1990 and it is likely that our market will continue to be affected by the penny stock rules in the future. The liquidity of penny stock is affected by specific disclosure procedures required by this Act to be followed by all broker-dealers, including but not limited to, determining the suitability of the stock for a particular customer, and obtaining a written agreement from the customer to purchase the stock. This rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell our securities in any market.

     In addition, our independent public accountant has raised substantial doubt in his report dated February 10, 2003, as to our ability to continue as a "going concern". We do not have sufficient working to service our debt and proceed with our planned business activities of pursuing a new business direction. Continuation of Irvine Pacific as a going concern will be dependent on obtaining additional working capital, additional equity funding and/or long term loans.

Investigation and Selection of Business Opportunities
-----------------------------------------------------

      We anticipate that business opportunities will come to our attention from various sources, including our sole officer/director, our stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, investment banking firms, venture capitalists, members of the financial community and others who may present unsolicited proposals. Management expects that prior personal and business relationships may lead to contacts for business opportunities; however, we have not entered into any direct or indirect negotiations at the time of this filing with any person, corporation or other entity regarding any possible business reorganization involving Irvine Pacific.

      The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of their business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our stockholders. Should a merger or acquisition prove unsuccessful, it is possible management may decide not to pursue further acquisition activities and management may abandon its activities and we may become dormant or be dissolved.

      A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of the business opportunity's new products or marketing concept, the merit of its technological changes, the perceived benefit that it will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

      In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

      o Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

      o Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

      o Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

      o Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

      o     The extent to which the business opportunity can be advanced;

      o Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

      o Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

      o The cost of our participation as compared to the perceived tangible and intangible values and potential; and

      o The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

      No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

      Our management will analyze the business opportunities; however, our management, which consists of one individual, is not a professional business analyst. Our management has had no experience with mergers and acquisitions of business opportunities and has not been involved with an initial public offering. Potential investors must recognize that due to our management's inexperience we may not adequately evaluate a potential business opportunity.

      Certain conflicts of interest exist or may develop between Irvine Pacific and our sole officer/director. Our management has other business interests to which he currently devotes attention, which includes his primary employment by Discover Card. He may be expected to continue to devote his attention to these other business interests although management time should be devoted to our business.

      We presently do not foresee entering into a merger or acquisition transaction with any business with which our officer/director is currently affiliated. We may acquire or merge with companies of which our management's affiliates or associates have a direct or indirect ownership interest.

Form of Acquisition
-------------------

      We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon management's review and our relative negotiating strength. This method may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other forms of organization. We may agree to merge, consolidate or reorganize with other corporations or forms of business organization.

      We likely will acquire our participation in a business opportunity through the issuance of common stock or other securities. Although the terms of any such transaction cannot be predicted, it should be noted that issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest by current principal stockholders. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition
-----------

      We expect to encounter competition in our effort to locate attractive opportunities from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these persons or entities have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities.
We also will experience competition from other public "blank check" companies, many of which may have more funds available for the investigation and selection of a business opportunity. In addition, we expect competition will be especially tough due to the recent downturns in the economy which includes poor performance by stocks in both the national markets and in the over-the-counter markets making it less attractive for private companies to "go public." Our company may also prove to be less attractive than other "blank check" companies due to an aggregate of $61,788 in liabilities mostly consisting of 6 outstanding notes, four of which are past due, which are convertible into an aggregate of 2,885,000 of our common shares at the note holders' discretion.

Employees
---------

      We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders
---------------------------

      Upon effectiveness of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will be required to file annual, quarterly and other reports with the SEC. We will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

      Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


ITEM 2:  PLAN OF OPERATION

      We have limited assets and have experienced losses from inception. For the year ended December 31, 2001, we had no cash on hand and for year ended December 31, 2002, we had only $230 in cash and equipment valued at $3,464 net of accumulated depreciation. During the past two years our expenses have increased substantially over prior years. We incurred $31,391 in expenses during the year ended December 31, 2001 and $23,270 during 2002 as opposed to a $6,733 net loss during our year ended December 31, 2000. The increased expenses during the last two years are mostly comprised of settlements made with former creditors, and payments of past due balances to accountants and legal counsel, as well as expenses associated with our search for business opportunities.

    Our liabilities as of December 31, 2002, equaled $53,588 of which $51,788 is comprised of six notes payable. All of the notes are non-interest bearing and include conversion rights at the option of the note holder to receive common stock at a conversion rate per share equal to the "bid" price of our common stock on the date of the conversion. In the event we have no bid price, the principal of each note is convertible into a fixed number of shares (aggregating 2,885,000 common shares if all holders convert). The conversion dates on the notes vary from December 31, 2001 to December 31, 2004; however, note holders whose notes are in default have the right to exercise their
conversion with 30 days written notice to us.   Four of the notes were due and
payable on December 31, 2001 and are past due. The other two notes are payable on December 31, 2003. We believe these notes payable may make seeking business opportunities more difficult especially due to the potential impact of the issuance of the additional shares. We have no commitments for capital expenditures for the next twelve months.

      The $230 available to us as of our 2002 year end is not sufficient for our planned activities nor to service the our debt which raises substantial doubt as to our ability to continue as a going concern. During the next twelve months we believe that our current cash needs can be met by loans from our sole director/officer and shareholders who have indicated their willingness to provide for ongoing expenses; however, these understandings are not written agreements and therefore these persons are not obligated to provide funds. We may repay these loans, costs of services and advancements with cash, if available, or we may convert them into common stock. At this time the exact terms of any loans or advances has not been determined.

      Our primary expenses will relate to our reporting obligations under the
Exchange Act (See, "Reports to Security Holders," above.)   We will incur
expenses due to the legal and accounting services required to prepare periodic reports and the costs of filing these reports with the SEC. In the event we acquire a business opportunity we may incur additional expenses related to proxy or information statements we must provide to our stockholders which disclose that company's business operations, management and financial condition. We likely will rely on loans from related parties to pay these expenses.

      Our management intends to actively seek business opportunities during the next twelve months and if we obtain a business opportunity, it may be necessary to raise additional capital. We anticipate using private placements of our common stock to raise capital and will likely rely on exemptions from the registration requirements provided by federal and state securities laws. The purchasers and manner of issuance will be determined according to our financial needs and the available exemptions. We also note that if we issue more shares of our common stock our stockholders may experience dilution in the value per share of their common stock.


ITEM 3: DESCRIPTION OF PROPERTY

      We do not currently own or lease any property. Until we pursue a viable business opportunity and recognize income, we will not seek office space. Our president provides us with a mailing address and telephone.


ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth the beneficial ownership of our outstanding common stock by our management and each person or group known by us to own beneficially more than 5% of our outstanding common stock. Beneficial ownership is determined in accordance with SEC rules and regulations, which generally requires voting or investment power with respect to securities. The persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 11,527,546 shares of common stock outstanding as of December 31, 2002.


                    CERTAIN BENEFICIAL OWNERS

                                 Common Stock Beneficially Owned
                                 -------------------------------

Name and Address of              Number of Shares of
Beneficial Owners(1)             Common Stock (1)     Percentage of Class(1)
-------------------------------- -------------------- ----------------------
Kanona Moeai, Jr.                    10,000,000              86.7%
851 South Eagle Point Dr
Salt Lake City, Utah 84109

Ed Johnson                              600,000               5.2%
2354 E. 6895 So. #3
Salt Lake City, Utah 84121

     (1) In addition, Sussex Financial Group, Ltd. could be considered a 5% beneficial owner since the $29,988 due and payable under a note is in default. Sussex financial Group can, with 30 days written notice, convert the principle into 1,500,000 shares of our common stock which would equal 11.5% of our then issued and outstanding shares. Sussex's address is 5637 East Pioneer Fork Dr., Salt Lake City, Utah 84108. Sussex Financial Group is not under the control of management or any affiliate.

                            MANAGEMENT

                                 Common Stock Beneficially Owned
                                 --------------------------------

Name and Address of              Number of Shares of
Beneficial Owners                Common Stock         Percentage of Class
-------------------------------- -------------------- -------------------

Kanona Moeai, Jr.                    10,000,000           86.7%
3851 South Eagle Point Dr.
Salt Lake City, Utah 84109
President, Director, CEO, CFO


ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      Our current sole executive officer/director, his age, positions and biographical information are set forth below. Our bylaws require directors to serve until our next annual meeting or until succeeded by a duly appointed and qualified director. Our executive officers are appointed by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

                                                             Director or
Name                  Age    Position Held                   Officer Since
-------------------- ------ -------------------------------  ----------------
Kanona Moeai           48    President, Secretary            November 1, 2002
                             Treasurer, CEO, CFO
                             and sole Director

     Kanona Moeai, Jr. has served in his various capacities with Irvine Pacific since November 1, 2002 when the previous president resigned for the purpose of retirement. Since August of 2000, he has been employed as a marketing services representative for Discover Card, a subsidiary of Dean Witter Financial Services. His duties include sales and service, public relations, balance transfers, and money processing. Mr. Moeai also works part-time managing recreational services for Salt Lake County, Utah. Duties include coordinating and planning youth and adult sports activities. He has worked in this business from May 2000. From May of 1996 to August 2000 he worked as a program director for Pacific Coast Academy, an adolescent rehabilitation program in Western Samoa. Duties included supervision of employees, and students, including academic and therapeutic services, sports and recreational activities. Mr. Moeai attended University of Utah in 1988 and 1989 where he studied sports sciences and coaching.

ITEM 6: EXECUTIVE COMPENSATION

      Mr. Moeai, our current chief executive officer, has not received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights, since he accepted his various positions on November 1, 2002. Mr. Gerald Curtis, who served as a sole/officer director from October 2000 through the end of October 2002 did not receive any compensation during that time nor did any other officer or directors who served prior to Mr. Curtis in the past three years receive any compensation. We have not entered into employment contracts with our current chief executive officer, Mr. Moeai, and his compensation, if any, will be determined at the discretion of our Board of Directors (which is currently comprised solely of Mr. Moeai).

      We do not have any standard arrangement for compensation of our directors for any services provided as director; including services for committee participation or for special assignments.

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We have not engaged in any transactions in excess of $60,000 during the past two years involving our executive officers, directors, more than 5% stockholders or immediate family members of such persons.

     A former officer/director, Gerald Curtis, purchased 10,000,000 shares of our common stock in September of 2002 at $0.002 per share. Mr. Curtis served from October 2000-2002. Upon his resignation on October 31, 2002, Mr. Curtis sold all of his shares to Mr. Moeai, our current sole officer/director, for the same price of $0.002 per share.


ITEM 8: DESCRIPTION OF SECURITIES

      We are authorized to issue 500,000,000 shares of common stock with a par value of $0.001 per share, of which 11,527,546 were issued and outstanding as of December 31, 2002. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.

     We are also authorized to issue up to 20,000,000 shares of preferred stock, $0.001 par value, in such series and with such rights and preferences as are determined by the Board of Directors. We have not designated any such series of preferred shares and no preferred shares are issued and outstanding as of the date hereof.

                             PART II

ITEM 1:  MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
         OTHER SHAREHOLDER MATTERS

      We do not have an established trading market for our common stock. Although our common stock has been listed on the "pink sheets" since early 1999, symbol "IRVP", our market has been inactive since mid-1999 with only a few isolated transactions at approximately $.01 per share. As of December 31, 2002 we had approximately 276 shareholders of record holding 11,527,546 common shares of which 11,498,999 are considered restricted stock as that term is defined in Rule 144. Potentially, 498,999 shares of these restricted shares could be sold as of this date under Rule 144 under the Securities Act. The balance of the restricted shares outstanding (11,000,000 shares) may be available for resale under Rule 144 as follows: 1,000,000 on September 5, 2003 and 10,000,000 on November 1, 2003. We have not granted any options or warrants although six note holders have the option to convert an aggregate of $51,788 in notes payable into a total of 2,885,000 common shares of our stock between December 31, 2001 and December 31, 2004. We have never paid cash or stock dividends on our common stock. We have no present plan to pay any dividends, but intend to reinvest our earnings, if any.

ITEM 2: LEGAL PROCEEDINGS

      We are not a party to any legal proceedings or threatened proceedings as of the date of this filing.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

      The following securities have been sold by us without registration within the past three years.

     In October of 2000, we issued an aggregate of 416,932 shares of common stock to one individual(s) for cash of $400 ($0.001 per share).

     On September 5, 2002 we issued 11,000,0000 shares to the following individuals for cash totaling $20,000 (or $.002 per share): 200,000 shares each to Howard Abrams, David Abrams, Matthew Foulger, Stephanie Harnicher, and Ed Johnson; and 10,000,000 shares to Gerald Curtis, our then sole officer and director. Gerald Curtis subsequently sold his 10,000,000 shares to our current sole officer/director, Mr. Moeai for $0.002 per share when Mr. Moeai took office on November 1, 2002.

     Between December 18, 2000 and October 1, 2002, we issued six Convertible Notes which are convertible into an aggregate of 2,885,000 common shares, as follows:
                                                                 Conversion
Date:       Principal:  Holder:                       Due Date:  into shares:
----------- ----------- ----------------------------- ---------- ------------
12/18/2000  $ 6,000.00  Stephen Cartisano             12/31/01      600,000
03/08/2001  $ 2,000.00  David Cartisano               12/31/01      100,000
03/28/2001  $ 3,100.00  Jennifer Cartisano            12/31/01      150,000
04/02/2001  $29,988.00  Sussex Financial Group, Ltd.  12/31/01    1,500,000
09/06/2002  $ 2,700.00  North American Marketing Inc. 12/31/03      135,000
10/01/2002  $ 8,000.00  North American Marketing Inc. 12/31/03      400,000

(1) the conversion date periods begin on various dates from 12/31/2001 through 12/31/2003 with all of the conversion periods ending no later than 12/31/2004; however, those notes which are past due may be converted upon a 30 day written notice by the note holder; four notes are past due and considered in default

(2) conversion price on all above notes is "bid price" of Irvine Pacific's common stock on the date of conversion if a market exists; in the event of no bid price, in the amount indicated by each holder's name; currently, there is no active market on our stock

    We believe that each of these purchasers (i) was aware that the securities had not been registered under federal securities laws, (ii) acquired the securities for his/her/its own account for investment purposes and not with a view to or for resale in connection with any distribution for purpose of the federal securities laws, (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition, (iv) was aware that the certificate representing the securities would bear a legend restricting their transfer, and (v) was "accredited" and/or "sophisticated". We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under
Section 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our amended and restated articles of incorporation do not provide for any specific indemnification provisions.

     Article X of our bylaws provides that we may indemnify "any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees inclusive of any appeal), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful."

      Article X also provides that "the Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees inclusive of any appeal) actually and reasonably incurred by him in connection with the defense or settlement of such claim, action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that a court of competent jurisdiction (the "Court") in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court shall deem proper."

     In addition, to the extent that a director, officer, employee or agent of the Irvine Pacific has been successful on the merits or otherwise in defense of any claim, action, suit or proceeding , or in defense of any claims, issue or matter therein, he shall be indemnified against expenses (including attorneys fees inclusive of any appeal) actually and reasonably incurred by him in connection therewith, notwithstanding that he has not been successful (on the merits or otherwise ) on any other claim, issue or matter in any such claim, action, suit or proceeding.

     Section 4 of Article X of our bylaws states that "Any indemnification under Sections 1 and 2 of this Article X (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or
(c) by the shareholders."

     We have also made the provision in our bylaws that expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by Irvine Pacific in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by us.

     The indemnification provided by our bylaws, which incorporates the provisions of Colorado Statutes Article 7-102 through 7-110 is exclusive of any other rights to which those indemnified may be entitled under any statute, rule of law, provision of the Certificate of Incorporation, by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity, while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Where such other provision provides broader rights of indemnification than these by-laws, said other provision shall control.

     Irvine Pacific also has power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent of or is or was serving at our request as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the other indemnification provisions of our bylaws.


                             PART F/S

     Our audited financials statements appear beginning on the next page and include:

     .      Independent Auditor's Report

     .      Balance Sheet at December 31, 2002;

     . Statements of Operations for Years ended December 31, 2002 and 2001 and from inception on June 10, 1987 through December 31, 2002.

     . Statements of Stockholders Equity from inception on June 10, 1987 to December 31, 2002; and

     . Statements of Cash Flows for the Years ended December 31, 2002 and 2001, and from inception on June 10, 1987 through December 31, 2002.

     .      Notes Financial Statements

ANDERSEN ANDERSEN & STRONG, L.C.               941 East 3300 South, Suite 202
Certified Public Accountants and                   Salt Lake City, Utah 84106
Business Consultants                                  Telephone 801 486-0096
Member SEC Practice Section of the AICPA                        Fax 801
486-0098


Board of Directors
Irvine Pacific Corporation
Salt Lake City, Utah

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance  sheet of Irvine Pacific Corporation
(development   stage company) at December 31, 2002  and the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2002 and 2001 and the period June 10, 1987 (date of inception ) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Irvine Pacific Corporation at December 31, 2002 and the results of operations, and cash flows for the
years ended December 31, 2002 and 2001   and the  period June 10, 1987   to
December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have sufficient working capital for its planned activity, and to service its debt, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note
6. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah
February 10, 2003                         /s/Andersen Andersen & Strong LC

                   IRVINE  PACIFIC  CORPORATION
                   (Development Stage Company)
                          BALANCE SHEET
                        December 31, 2002
==============================================================================


ASSETS
CURRENT ASSETS

 Cash                                                           $        230
                                                                --------------
    Total Current Assets                                                 230
                                                                --------------

EQUIPMENT - net of accumulated depreciation                            3,464
                                                                --------------

                                                                $      3,694
                                                                ==============

LIABILITIES AND  STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES

  Notes payable - note 3                                        $     51,788
  Accounts payable                                                     1,800
                                                                --------------
    Total Current Liabilities                                         53,588
                                                                --------------

STOCKHOLDERS' DEFICIENCY

  Preferred stock
    20,000,000 shares authorized at $.001
    par value; none outstanding                                            -
  Common stock
    500,000,000 shares authorized at $0.001
    par value; 11,527,546 shares issued and
    outstanding                                                       11,528
  Capital in excess of par value                                     987,971
  Deficit accumulated during development stage                    (1,049,393)
                                                                --------------

     Total  Stockholders' Deficiency                                 (49,894)
                                                                --------------

                                                                $      3,694
                                                                ==============




The accompanying notes are an integral part of these financial statements.


                       IRVINE  PACIFIC  CORPORATION
                        (Development Stage Company)
                          STATEMENT OF OPERATIONS
       For the Years Ended December 31, 2002 and 2001 and the Period
          June 10, 1987 (date of inception) to December 31, 2002

====================================================================================================


                                                         Dec 31,        Dec 31,    Jun 10, 1987
                                                           2002          2001      to Dec. 31, 2002
                                                       ------------- ------------- ----------------
REVENUES                                               $          -  $          -  $          -

EXPENSES                                                     23,270        31,391     1,049,393
                                                       ------------- ------------- -------------

NET LOSS                                               $    (23,270) $    (31,391) $ (1,049,393)
                                                       ============= ============= =============

NET LOSS PER COMMON SHARE

 Basic                                                 $          -  $       (.06)
                                                       ------------- -------------

AVERAGE OUTSTANDING SHARES - (stated in 1,000's)

 Basic                                                        7,861           528
                                                       ------------- -------------

































The accompanying notes are an integral part of these financial statements.

                                   -17-







                       IRVINE  PACIFIC  CORPORATION
                        (Development Stage Company)
               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
   For the Period June 10, 1987 (date of inception) to December 31, 2002
====================================================================================================
                                                                         Capital in
                                                    Common Stock         Excess of      Accumulated
                                               Shares         Amount     Par Value        Deficit
                                            ------------- ------------- ------------- --------------
Balance June 10,  1987 (date of inception)             -  $          -  $          -  $           -

Issuance of common stock for cash
   at $1.38 - June 10,  1987                          39             -            54              -

Issuance of common stock for services
   at $.10  - June  1987                             124             -            12              -

Issuance of common stock for services
   at $.14  - December 11, 1987                    1,139             1           158              -

Net operating loss for the period ended
   December 31, 1987                                   -             -             -            (17)

Net operating loss for the year ended
   December 31, 1988                                   -             -             -            (55)

Net operating loss for the year ended
   December 31, 1989                                   -             -             -            (55)

Net operating loss for the year ended
   December 31, 1990                                   -             -             -            (81)

Net operating loss for the year ended
   December 31, 1991                                   -             -             -            (80)

Issuance of common stock for 4,438,400
   shares of Enviro-Guard Corporation -
   August 31, 1992                                   782             1            89              -

Cancellation of common stock                      (1,107)           (1)         (105)             -

Net operating loss for the year ended
   December 31, 1992                                   -             -             -            (39)

Issuance of common stock for 705,873 shares
   of White Mining Inc. - February 2, 1993            34             -             3              -

Cancellation of common stock -
   February 8, 1993                                  (13)            -            (1)             -

Issuance of common stock for payment
   of note payable - March 16, 1993                    3             -        52,875              -

Issuance of common stock for cash at
    $21,419 - March 29, 1993                           9             -       192,769              -

Net operating loss for the year ended
   December 31, 1993                                   -             -             -       (245,530)

Issuance of common stock for expenses at
   $.11 - April 8, 1994                               28             -             3              -

Net operating loss for the year ended
   December 31, 1994                                   -             -             -             (1)

Issuance of common stock for expenses at
   $.08 - June 26, 1997                           13,030            13           988              -

Issuance of common stock for services at
   $.10 - July 1997                                5,212             5           495              -


                                   -18-


                       IRVINE  PACIFIC  CORPORATION
                        (Development Stage Company)
         STATEMENT OF CHANGES  IN STOCKHOLDERS' EQUITY - continued
  For the Period June 10, 1987 (date of inception ) to December 31, 2002

====================================================================================================

                                                                         Capital in
                                                    Common Stock         Excess of      Accumulated
                                               Shares         Amount     Par Value        Deficit
                                            ------------- ------------- ------------- --------------
Issuance of common stock for cash
   at $9.25 - August 11, 1997                     23,700            24       219,166              -

Issuance of common stock for expenses -
   at $9.62 - August 20, 1997                        104             -         1,000              -

Net operating loss for the year ended
   December 31, 1997                                   -             -             -       (138,647)

Issuance of common stock for all shares of
    Weston Hotels  - January  5, 1998             62,542            63           (63)             -

Issuance of common stock for cash at
    $102.55 -  April 3, 1998                       4,988             5       511,545              -

Net operating loss for the year ended
   December 31, 1998                                   -             -             -       (595,794)

Net operating loss for the year ended
   December 31, 1999                                   -             -             -         (7,500)

Issuance of common stock for cash
   at $.001 -  October 20, 2000                  416,932           417           (17)             -

Net operating loss for the year ended
   December 31, 2000                                   -             -             -         (6,733)

Net operating loss for the year ended
   December 31, 2001                                   -             -             -        (31,391)
                                            ------------- ------------- ------------- --------------

Balance December 31, 2001                        527,546           528       978,971     (1,026,123)

Issuance of common stock for cash
   at $.002  - September 5, 2002              11,000,000        11,000         9,000              -

Net operating loss for the year
   ended December 31, 2002                             -             -             -        (23,270)
                                            ------------- ------------- ------------- --------------

Balance December 31, 2002                    11,527,546  $     11,528  $    987,971  $  (1,049,393)
                                            ============= ============= ============= ==============














The accompanying notes are an integral part of these financial statements.

                                   -19-

                       IRVINE  PACIFIC  CORPORATION
                        (Development Stage Company)
                          STATEMENT OF CASH FLOWS
       For the Years Ended December 31, 2002 and 2001 and the Period
           June 10, 1987 (date of inception) to December 31, 2002
====================================================================================================


                                                         Dec 31,        Dec 31,    Jun 10, 1987
                                                           2002          2001      to Dec. 31, 2002
                                                       ------------- ------------- ----------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                              $    (23,270) $    (31,391) $  (1,049,393)

 Adjustments to reconcile net loss to
 net cash provided by operating
 activities

   Depreciation                                               1,000           536          1,536
   Change in accounts payable                                (8,200)            -          1,800
   Issuance of common stock for expenses                          -             -         55,537
                                                       ------------- ------------- --------------

      Net Change in Cash From Operations                    (30,470)      (30,855)      (990,520)
                                                       ------------- ------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of equipment                                           -        (5,000)        (5,000)
                                                       ------------- ------------- --------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from loans                                        10,700        35,088         51,788
  Proceeds from sale common stock                            20,000             -        943,962
                                                       ------------- ------------- --------------
                                                             30,700        35,088        995,750
                                                       ------------- ------------- --------------

  Net Change in Cash                                            230          (767)           230

  Cash at Beginning of Period                                     -           767              -
                                                       ------------- ------------- --------------

  Cash at End of Period                                $        230  $          -  $         230
                                                       ============= ============= ==============

















     The accompanying notes are an integral part of these financial statements.

                                   -20-

                       IRVINE  PACIFIC  CORPORATION
                        (Development Stage Company)
                    STATEMENTS OF CASH FLOWS (Continued)
    Period from June 10, 1987 (Date of Inception) to December 31, 2002

====================================================================================================

SCHEDULE OF NONCASH OPERATING ACTIVITIES
 Issuance of 1,263 shares common stock for services and expenses - 1987               $       171
 Issuance of 782 shares common stock for 4,438,400 shares                                      90
   of Enviro-Guard  Corporation - 1992
 Issuance of 34 shares common stock for 705,873 shares                                          3
   of White Mining & Manufacturing, Inc.  - 1993
 Issuance of 3 shares common stock for payment of note payable   - 1993                    52,875
 Issuance of 28 shares common stock for expenses - 1994                                         3
 Issuance of 18,346 shares common stock for expenses - 1997                                 2,501
 Issuance of 62,542 shares common stock for all stock of Weston Hotels & Properties             -











































The accompanying notes are an integral part of these financial statements.

                                   -21-

                   IRVINE  PACIFIC  CORPORATION
                   (Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
==============================================================================

1.    ORGANIZATION

The Company was incorporated under the laws of the state of Colorado on June 10, 1987 with the name of Irvine Pacific Corporation with authorized common stock of 500,000,000 shares at $0.00001 par value and 20,000,000 shares of preferred capital stock with no par value.

Since inception the Company has made several name changes and on February 1, 2001 changed its name to "Irvine Pacific Corporation" as part of a change in its authorized capital stock to 500,000,000 common shares at a par value of $.001 and 20,000,000 preferred shares at a par value of $.001. The terms of the preferred have not been determined by the board of directors.

On August 30, 2002 the Company completed a reverse common stock split of one share for 100 shares of outstanding stock. This report has been prepared showing after stock split shares at $.001 par value from inception.

The Company has been in the development stage since inception and has been engaged in seeking business opportunities.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

At December 31, 2002, the Company had a net operating loss available for carry forward of $1,049,393. The tax benefit of approximately $314,818 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations. The loss carryforward expires beginning in the years 2002 through 2023.

Basic and Diluted Net Income (Loss) Per Share
---------------------------------------------

Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income (loss) per share amounts are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

                   IRVINE  PACIFIC  CORPORATION
                   (Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)
==============================================================================

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

Financial instruments
---------------------

The carrying amounts of financial instruments, including cash and the accounts payable, are considered by management to be their estimated fair values.
These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Recent Accounting Pronouncements
--------------------------------
The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3.  NOTES PAYABLE

The Company has six outstanding, non interest bearing, past due, notes payable totaling $51,788. The terms of the notes includes conversion rights, at the option of the note holder, to receive 2,885,000 common shares of the Company at any time before January 1, 2005 as full payment of the notes.

4. COMMON CAPITAL STOCK

During 2002 the Company issued 11,000,000 common shares under a private placement offering to related parties for $20,000.

5.  SIGNIFICANT TRANSACTIONS WITH RELATED PARTIES

An officer-director has acquired 87% of the outstanding common stock.

                   IRVINE  PACIFIC  CORPORATION
                   (Development Stage Company)
            NOTES TO FINANCIAL STATEMENTS (Continued)



6.  GOING CONCERN

The Company does not have sufficient working capital to service its debt and for its planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term loans which will enable the Company to continue operations for the coming year.

                             PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit Number    Description
--------------    -----------

3.1 Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 for Form 10-SB, filed on January 27, 2003)

3.2 Bylaws (Incorporated by reference to Exhibit 3.2 to Form 10-SB, filed on January 27, 2003)

10.1         Promissory Notes: Schedule of Notes and Six Outstanding
               Convertible Notes (incorporated by reference to Exhibit 10.1 to Form 10-SB, filed on January 27, 2003)




                            SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.



      Date 2-27-03                 IRVINE PACIFIC CORPORATION


                                  By: /s/ Moeai Jr.
                                      ---------------------------------------
                                      Kanona Moeai, Jr., Director, President
                                      Chief Operating Officer and Chief
                                      Financial and Accounting Officer